Prudential Investments, LLC

Gateway Center Three, 4th floor
100 Mulberry Street

Newark, New Jersey 07102

October 1, 2013

The Board of Directors
Prudential Investment Portfolios, Inc.
Gateway Center Three, 4th floor
100 Mulberry Street
Newark, New Jersey 07102

Re:	Prudential Conservative Allocation Fund Prudential Moderate Allocation Fund Prudential Growth Allocation Fund

To the Board of Directors:

Prudential Investments LLC has contractually agreed, through January 31, 2015 to limit net annual Fund operating expenses (exclusive of distribution and service (12b-1) fees, acquired fund fees and expenses, extraordinary and certain other expenses, including taxes, interest and brokerage commissions) of each class of shares to 0.50% of each Fund's average daily net assets.

Very truly yours,

PRUDENTIAL INVESTMENTS LLC
By:	/s/ Scott E. Benjamin
Name:	Scott E. Benjamin
Title:	Executive Vice President